Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Alteryx, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to be Paid	$3,970,286,946.64(1)(2)	0.0001476	$586,014.35(3)

Fees Previously Paid	$—		$—

Total Transaction Valuation	$3,970,286,946.64

Total Fees Due for Filing			$586,014.35

Total Fees Previously Paid			$—

Total Fee Offsets			$—

Net Fee Due			$586,014.35

(1)

Aggregate number of securities to which transaction applies computed pursuant to Exchange Act Rule 0-11: As of January 15, 2024, the maximum number of shares of Alteryx’s Class A common stock, par value $0.0001 per share (“common stock”), to which this transaction applies is estimated to be 83,188,126, which consists of (a) 72,271,128 shares of common stock entitled to receive the per share merger consideration of $48.25; (b) 1,015,078 shares of common stock underlying stock options, which may be entitled to receive the per share merger consideration of $48.25 minus the applicable per share exercise price; (c) 4,688,268 shares of common stock underlying outstanding restricted stock units, which may be entitled to receive the per share merger consideration of $48.25; (d) a maximum of 480,761 shares of common stock underlying outstanding restricted stock units subject to performance-based vesting (assuming the shares are paid out at maximum level of performance), which may be entitled to receive the per share merger consideration of $48.25 (excluding certain outstanding performance-based restricted stock units that are expected to be cancelled for no consideration in connection with or following the completion of the merger in accordance with their terms); and (e) 4,732,891 additional shares of common stock reserved for future issuance pursuant to the employee stock purchase plan, which may be entitled to receive the per share merger consideration of $48.25.

(2)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, as of January 15, 2024, the underlying value of the transaction was calculated based on the sum of (a) the product of 72,271,128 shares of common stock and the per share merger consideration of $48.25; (b) the product of 1,015,078 shares of common stock underlying stock options and $5.36 per share (which is the difference between the per share merger consideration of $48.25 and the weighted average exercise price of $42.89 per share); (c) the product of 4,688,268 shares of common stock underlying restricted stock units and the per share merger consideration of $48.25; (d) the product of 480,761 shares of common stock underlying outstanding restricted stock units subject to performance-based vesting and the per share merger consideration of $48.25; and (e) the product of 4,732,891 shares of common stock reserved for issuance under the employee stock purchase plan and the per share merger consideration of $48.25.

(3)

In accordance with Section 14(g) of the Exchange Act and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (2) above multiplied by 0.0001476.